Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

December 10, 2008	For Immediate Release

NEWS RELEASE
GREAT PANTHER ANNOUNCES $2,700,000 FINANCING

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) announces a non-brokered private placement financing of up to Cdn$2,700,000 consisting of up to 13,500,000 units at Cdn$0.20 per unit. Each unit comprises one common share and one-half non-transferable share purchase warrant.

Each full warrant entitles the holder to acquire, upon exercise, one additional common share at Cdn$0.35 for a period of one year.

Finder’s fees may be paid on portions of the private placement. The private placement shares, any shares acquired upon exercise of the warrants and any securities issued in payment of finder’s fees will be subject to a four-month hold period.

The financing proceeds will be used primarily for additional working capital at the Company’s 100% owned Guanajuato and Topia Mines in Mexico, and for general working capital purposes. The placement is subject to Toronto Stock Exchange approval.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.